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                            September 4, 2020

       Kris Vaddi, Ph.D.
       Chief Executive Officer
       Prelude Therapeutics Incorporated
       200 Powder Mill Road
       Wilmington, DE 19803

                                                        Re: Prelude
Therapeutics Incorporated
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
26, 2020
                                                            CIK No. 0001678660

       Dear Dr. Vaddi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Description of Capital Stock, page 171

   1. We note that you have revised the prospectus to reflect dual classes of common stock and state on page 171 that
holders of non-voting common stock have the right to convert each share of non-voting
common stock into one share of voting common stock at such
                                                        holder   s election. In
addition, we note that the 9.99% ownership limitation related to any conversion may be
"increased (not to exceed 19.99%) or decreased to any other
                                                        percentage designated
by such holder of non-voting common stock upon 61 days' notice".
                                                        Please add a risk
factor addressing the potential dilutive effective of such conversion rights and the impact
of the potential increase in the 9.99% ownership limitation.
 Kris Vaddi, Ph.D.
FirstName LastNameKris   Vaddi, Ph.D.
Prelude Therapeutics Incorporated
Comapany 4,
September  NamePrelude
             2020        Therapeutics Incorporated
September
Page 2    4, 2020 Page 2
FirstName LastName
Audited Financial Statements as of December 31, 2018 and 2019 and for the Years then Ended
Note 3. Summary of Significant Accounting Policies
Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share, page F-11

2. Refer to your response to our prior comment eleven. Please explain to us your consideration of your Series C Convertible Preferred Stock, issued in August 2020, in your presentation of pro forma net loss per share, or revise accordingly.
       You may contact Rolf Sundwall at 202-551-3105 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Rob Freedman, Esq.